October 4, 2024

Katherine O'Halloran
Interim Chief Financial Officer
GoHealth, Inc.
222 W Merchandise Mart Plaza, Suite 1750
Chicago, IL 60654

       Re: GoHealth, Inc.
           Form 10-K for the Year Ended December 31, 2023
           File No. 001-39390
Dear Katherine O'Halloran:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Brad Burd